UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-101)

(Amendment No. 1)

UNIOIL

(Name of Subject Company (issuer))

WATTENBERG ACQUISITION CORPORATION

a wholly owned subsidiary of

PETROLEUM DEVELOPMENT CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904808300

(CUSIP Number of Class of Securities)

Thomas Riley

President

Petroleum Development Corporation

103 East Main Street

Bridgeport, West Virginia 26330

(304) 842-3597

(Name, Address, and Telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to: John Elofson Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 Telephone: (303) 892-9400
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$18,224,206	$1,950

*	For the purpose of calculating the filing fee only, based on the offer to purchase 9,541,469 issued and outstanding shares of the common stock of Unioil at $1.91 per share.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals 0.0107% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,950

Form or Registration No.: Schedule TO

Filing Party: Petroleum Development Corporation and Wattenberg Acquisition Corporation

Date Filed: November 3, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13E-3.

☒    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

CUSIP No. 904808300

1	NAMES OF REPORTING PERSONS Petroleum Development Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 95-2636730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,112,750
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 9,112,750
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,112,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Amendment No. 1 to Schedule TO and Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission (the “Commission”) on November 3, 2006 (the “Schedule TO”), by Petroleum Development Corporation, a Nevada corporation (“PDC”) and Wattenberg Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of PDC (the “Sub”), and the Schedule 13D filed by PDC on October 25, 2006 (the “Schedule 13D”). The Schedule TO relates to the tender offer by Sub to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Company Common Stock”), of Unioil, a Nevada corporation (the “Company”), at a price per share of Company Common Stock equal to $1.91 (the “Offer Price”), net to the seller in cash, without interest.

The terms and conditions of the offer are described in the Offer to Purchase dated November 3, 2006 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal for tender of shares of Company Common Stock and instructions thereto, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Items 1, 4, 6, 8 and 11 of the Schedule TO and Items 4 and 5 of the Schedule 13D

Items 1, 4, 6, 8, and 11 of the Schedule TO and Items 4 and 5 of the Schedule 13D are hereby amended and supplemented to include the following:

The Offer expired at 12:00 midnight, New York City time, on Monday, December 4, 2006. Based upon information provided by the Depositary to PDC, at the expiration of the Offer, 9,112,750 shares of Company Common Stock, representing approximately 95.5% of the outstanding shares of Company Common Stock, have been validly tendered and not withdrawn pursuant to the Offer. Sub has accepted for prompt payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer. On December 6, 2006, PDC issued a press release announcing the expiration of the Offer and the acceptance of all validly tendered shares of Company Common Stock, a copy of which is attached hereto as Exhibit (a)(5)(iii) and is incorporated by reference herein.” The Merger will be completed promptly and, upon consummation of the Merger, the Company will become a wholly owned subsidiary of Sub.

Item 12 of the Schedule TO. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

Exhibit Number	Description
(a)(5)(iii)	Joint Press Release issued by Petroleum Development Corporation and Unioil, dated December 6, 2006.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2006	PETROLEUM DEVELOPMENT CORPORATION

/s/ Richard W. McCullough
	By:	Richard W. McCullough
	Title:	Chief Financial Officer

WATTENBERG ACQUISITION CORPORATION

/s/ Darwin L. Stump
	By:	Darwin L. Stump
	Title:	Secretary and Treasurer